Applied Molecular Transport Inc.

450 East Jamie Court

South San Francisco, California 94080

March 25, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Applied Molecular Transport Inc.

Registration Statement on Form S-3

Filed March 11, 2022

File No. 333-263501

Acceleration Request

    Requested Date:     March 25, 2022

    Requested Time:    4:05 p.m. (Eastern Time),

                                      or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Applied Molecular Transport Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 (File No. 333-263501) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling Michael E. Coke at (650) 565-3596.

Please direct any questions or comments regarding this acceleration request to Michael E. Coke at (650) 565-3596.

[Signature Page Follows]

Very truly yours,

Applied Molecular Transport Inc.

/s/ Tahir Mahmood

Tahir Mahmood, Ph.D.
Chief Executive Officer

cc:	Michael E. Coke, Wilson Sonsini Goodrich & Rosati, Professional Corporation

[Signature Page to the Company’s Acceleration Request]